UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 UNIFLEX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   904711108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Copies of Communication To:

                            Thomas More Griffin, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 16, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


777188.2

------------------------                               -------------------------
CUSIP No. 904711108           SCHEDULE 13D                 Page 2 of 20 Pages
------------------------                               -------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     CMCO, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                           (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER

                                  54,912
NUMBER OF           ------------------------------------------------------------
SHARES              8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                     0
REPORTING           ------------------------------------------------------------
PERSON WITH         9        SOLE DISPOSITIVE POWER

                                  54,912
                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          CMCO, Inc.:  54,912           All Reporting Persons:  300,158
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          CMCO, Inc.:  1.31%            All Reporting Persons:  7.18%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

777188.2

------------------------                               -------------------------
CUSIP No. 904711108           SCHEDULE 13D                 Page 3 of 20 Pages
------------------------                               -------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Robert Davidoff

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                           (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER

                                  2,946
NUMBER OF           ------------------------------------------------------------
SHARES              8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                     0
REPORTING           ------------------------------------------------------------
PERSON WITH         9        SOLE DISPOSITIVE POWER

                                  2,946
                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          CMCO, Inc.:  2,946           All Reporting Persons:  300,158
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Robert Davidoff:  .07%             All Reporting Persons:  7.18%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!


777188.2

------------------------                               -------------------------
CUSIP No. 904711108           SCHEDULE 13D                 Page 4 of 20 Pages
------------------------                               -------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     CMNY Capital, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                           (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

           WC; 00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER

                                  242,300
NUMBER OF           ------------------------------------------------------------
SHARES              8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                     0
REPORTING           ------------------------------------------------------------
PERSON WITH         9        SOLE DISPOSITIVE POWER

                                  242,300
                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          CMNY, Capital, L.P.  242,300        All Reporting Persons:  300,158
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          CMNY Capital, L.P.:  5.80%         All Reporting Persons:  7.18%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!


777188.2

Item 1.    Security and Issuer.

          This Statement relates to the shares of common stock, par value $.10 per share (the "Common Stock"), of Uniflex, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 383 West John Street, Hicksville, New York 11802.

          This Schedule 13D is being filed pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          All share numbers set forth in this Schedule 13D give effect to a fifty percent (50%) stock dividend paid by the Company in October 1996.


Item 2.    Identity and Background.

          (a)-(b) (i) The names of the persons filing this Schedule are: (1) CMCO, Inc., a New York corporation ("CMCO") with its principal business and offices at 135 East 57th Street, New York, New York 10022; (2) Robert Davidoff, an individual with his office at 135 East 57th Street, New York, New York 10022; and (3) CMNY Capital, L.P., a Delaware limited partnership and a licensee under the Small Business Investment Company Act of 1958, as amended ("CMNY"), with offices at 135 East 57th Street, New York, New York 10022 (sometimes collectively the "Reporting Persons").

               (ii) The names of the officers and directors of CMCO are listed below and the business address for each officer and director of CMCO is 135 East 57th Street, New York, New York 10022:

               A. Edwin S. Marks (President, Director);

               B. Mark L. Claster (Vice President, Assistant Secretary);

               C. Andrew M. Boas (Vice President);

               D. Robert Davidoff (Vice President);

               E. David F. Shnitkin (Controller & Secretary);

               F. Nancy A. Marks (Director); and

               G. Marjorie M. Boas (Director).

               (iii) The general  partners of CMNY are Robert Davidoff and Edwin
S. Marks. The business address for each general partner of CMNY is 135 East 57th Street, New York, New York 10022. The limited partners of CMNY are Edwin S. Marks, Marjorie M. Boas, Nancy A. Marks, Carolyn G. Marks, Linda B. Marks, Richard S. Boas, Andrew M. Boas and Susan B. Claster. The business address for each limited partner of CMNY is 135 East 57th Street, New York, New York 10022. The general partners and limited partners of CMNY are collectively referred to herein as the "Partners".

               (c) (i) The principal occupation of Robert Davidoff is Vice President of CMCO and a general partner of CMNY.

               (ii) The principal business of CMCO is to invest in various business entities.


777188.2
                                        5

               (iii) The principal occupation of each officer of CMCO involves his or her duties as an officer of CMCO.

               (iv) CMNY is a small business investment company licensed by the U.S. Small Business Administration. CMNY is in the process of being liquidated by the U.S. Small Business Administration. The business of CMNY was to invest in small businesses.

               (v) The principal occupation of each Partner of CMNY involves his or her duties as a Partner of CMNY.

          (d) Neither CMCO, any of the officers and directors of CMCO, Robert Davidoff, CMNY, nor any of the Partners of CMNY, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither CMCO, any of the officers and directors of CMCO, Robert Davidoff, CMNY, nor any of the Partners of CMNY during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the officers and directors of CMCO, each of the Partners of CMNY, and Robert Davidoff, is a United States citizen.

          Each of the Reporting Persons states that it, he or she, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the ownership of the shares of Common Stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information respecting or furnished by such person, and makes no representation as to information furnished by any other Reporting Person.

          The Reporting Persons are making this filing in the event that they are collectively deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.


Item 3.   Source and Amount of Funds or Other Consideration.

          As of the date of this filing:

          (i) CMCO directly and beneficially owns 54,912 shares of Common Stock. CMCO acquired these shares on February 28, 1982 and paid $29,193 for the shares. Funds for the purchase of these shares of Common Stock were provided from working capital of CMCO.

          (ii) Robert Davidoff directly and beneficially owns 2,946 shares of Common Stock. He acquired these shares on February 28, 1982 and paid $1,566 for these shares. Funds for the purchase of the shares were provided by personal investment funds of Mr. Davidoff.

          (iii) CMNY directly and beneficially owns 242,300 shares of Common Stock. CMNY acquired these shares on August 7, 1978 and paid $57,481 for these shares. Funds for the purchase of these shares was provided from working capital of CMNY.


777188.2
                                        6

          Except for Robert Davidoff as described above, Item 3 does not apply to the officers and directors of CMCO or the Partners of CMNY.


Item 4.   Purpose of Transaction.

          Each of the Reporting Persons originally acquired its or his shares of Common Stock for investment purposes. The Reporting Persons have continued to hold the shares of Common Stock for investment purposes.

          On November 16, 1998, CMCO entered into a letter agreement ("Letter Agreement") with the Company pursuant to which, subject to the satisfaction of certain conditions, an affiliate of CMCO ("Buyer"), will acquire by statutory merger all of the issued and outstanding shares of Common Stock and options to purchase shares of Common Stock for an aggregate amount of approximately $33 million in cash, or $7.57 per share for each share of Common Stock and $4.90 per option (based upon a weighted average exercise price per option of $2.67). Pursuant to the Letter Agreement, CMCO and its affiliates who own shares of Common Stock will exchange or contribute all of their shares of Common Stock for equity capital of Buyer, and various officers, directors and other affiliates of the Company will exchange or contribute no less than 322,000 shares of Common Stock owned by them for equity capital of Buyer. The proposed acquisition is referred to herein as the "Acquisition."

          Consummation of the Acquisition is conditioned, among other things, upon certain conditions, including:

          a. Approval of the Acquisition by the boards of directors of the Company and Buyer.

          b. Negotiation and execution by February 15, 1999 of a definitive merger agreement ("Merger Agreement") in acceptable form and substance to the Company and Buyer, which Merger Agreement must be approved by the board of directors and stockholders of the Company.

          c. Completion of the due diligence investigations by Buyer.

          d. Obtaining all third party and government approvals and consents, required for the Acquisition (including, without limitation, expiration of termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, if applicable).

          e. The availability of sufficient senior and subordinated mezzanine debt funds pursuant to financing commitments to enable Buyer to consummate the Acquisition.

          f. Termination of existing employment agreements with Herbert Barry, Chairman of the Board and Chief Executive Officer of the Company ("Barry"), and Robert K. Semel, President and Chief Operating Officer of the Company ("Semel"), payment of the change of control obligations due thereunder (provided that such payments shall not exceed $1.9 million to Barry and $1.5 million to Semel) and negotiation and execution of new employment agreements with a term of three (3) years on terms satisfactory to Buyer and its counsel, provided that such new employment agreements with Barry and Semel shall provide for salary reductions of $289,586 and $171,836, respectively, from the annual compensation amounts currently being paid to Barry and Semel, and Buyer entering into voting agreements with Barry and Semel pursuant to which Barry and Semel agree to vote their shares of Common Stock to approve the Merger Agreement.

          g. There having been filed no litigation or governmental proceeding seeking to enjoin or challenging, or seeking damages in connection with, the Acquisition.


777188.2
                                        7

          h. There not having occurred any material adverse change in the Company's business, operating results, financial condition, properties or prospects.

          The Letter Agreement further provides that until February 15, 1999 the Company will not negotiate with any party (other than CMCO and Buyer) with respect to an Acquisition Transaction (as defined in the Letter Agreement) concerning the Company, including by merger, stock sale, asset sale, or any related sale transaction, provided that in the good faith exercise of their fiduciary responsibilities, the Board of Directors of the Company may furnish information to and negotiate with a third party in response to an unsolicited proposal ("Proposal") with respect to an Acquisition Transaction. If the Board of Directors of the Company approves a Proposal or if the Letter Agreement is terminated for any reason set forth in paragraphs (b), (c) or (d) below, the Company must pay CMCO and Buyer their legal, accounting and environmental fees and expenses of up to $250,000, and in addition pay them $350,000 in cash.

          The Letter Agreement terminates automatically if the Merger Agreement is not executed and delivered by February 15, 1999. The Letter Agreement also may be terminated under the following conditions:

          a. (i) at any time by mutual agreement of the Company, CMCO and Buyer, or (ii) by the Company, CMCO or Buyer if the applicable condition to consummation set forth above in Item 4 is not met;

          b. by the Company upon notice to Buyer and CMCO if a Proposal with respect to an Acquisition Transaction is received and approved by the Company's Board of Directors from any person, entity or group, other than Buyer or an affiliate of Buyer, which the Company's Board of Directors determines to be more favorable to the Company and its stockholders than the Acquisition;

          c. by Buyer and CMCO upon notice to the Company:

             (i) if any entity or group, other than Buyer or an affiliate of Buyer, commences a tender offer or exchange offer for shares of Common Stock, or any of them, and (A) the Company through its Board of Directors takes any position other than to recommend rejection of such offer or (B) 15% or more of the outstanding shares of Common Stock are purchased pursuant to such offer;

             (ii) if any person, as defined for purposes of the Act, as amended, other than Buyer or an affiliate of Buyer, (A) acquires 15% or more of the outstanding shares of Common Stock or (B) files a Schedule 13D or an Amendment to Schedule 13D which reflects ownership of 15% or more of the outstanding shares of Common Stock of the Company; or

             (iii) if the Company's Board of Directors receives and approves a Proposal with respect to an Acquisition Transaction; and

          d. by Buyer and CMCO upon notice to the Company if an Acquisition Transaction is consummated with a party other than Buyer or an affiliate of Buyer.

          Other than as expressly set forth in this Schedule 13D, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.



777188.2
                                        8

Item 5.   Interest in Securities of the Issuer.

          (a) The table below sets forth the aggregate number and percentage of the outstanding shares of Common Stock owned beneficially by the Reporting
Persons:


                                                              Percentage
                              Number of                       Outstanding
Name                          Common Shares                   Common Shares (1)
----------                    -------------                   -----------------
CMCO, Inc.                       54,912                          1.31%
Robert Davidoff                   2,946 (2)                       .07%
CMNY Capital, L.P.              242,300                          5.80%

-------------------

(1)     Based upon 4,178,260 shares of Common Stock outstanding as of August 25,
        1998.

(2) Does not include 54,912 shares of Common Stock owned of record by CMCO, and 242,300 shares of Common Stock owned by CMNY, as to which shares of Common Stock Mr. Davidoff disclaims beneficial ownership.


          Except for Robert Davidoff, no officer or director of CMCO or Partner of CMNY has any interest in the shares of Common Stock.

           (b) Each Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of its or his, as the case may be, respective shares of Common Stock identified in paragraph
(a) above.

          (c) No transactions in the shares of Common Stock have been effected by the Reporting Persons within the past sixty days.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' shares of Common Stock.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuers.

          Reference is made to the proposed  Acquisition,  which is described in
Item 4.

          Except for the Acquisition, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



777188.2
                                        9

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1. Agreement pursuant to Rule 13d(f)(1) of the Securities Exchange Act of 1934 with respect to joint Schedule 13D filings.

           Exhibit 2. Letter Agreement dated November 16, 1998.




777188.2
                                       10

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  November 18, 1998                          CMCO, INC.


                                                   By:   /s/ Robert Davidoff
                                                         -----------------------
                                                         Name: Robert Davidoff
                                                         Title: Vice President


                                                  CMNY CAPITAL, L.P.


                                                  By:   /s/ Robert Davidoff
                                                        ------------------------
                                                        Name: Robert Davidoff
                                                        Title:  General Partner


                                                        /s/ Robert Davidoff
                                                        ------------------------
                                                        Robert Davidoff


777188.2
                                       11